UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                            BUTLER INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    123649105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Morton H. Sachs & Co. DBA The Sachs Company ("SC")
          Morton H. Sachs ("MHS")



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
        Joint filing pursuant to Rule 13d-1 (f) (1)   See Item 2         (b) X

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Louisville, Kentucky USA

NUMBER OF                5.  SOLE VOTING POWER                      376,500
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                      0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                 376,500
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                 0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          376,500

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.82%

12. TYPE OF REPORTING PERSON*
          SC-IA      MHS-IN

Cusip No. 123649105                13G                       Page 2 of 3 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          Butler International Inc.

   (b)  Address of Issuer's Principal Executive Offices:
          110 Summit Avenue
          P.O. Box 460
          Montvale, NJ  07645


2. (a)  Name of Person Filing:
          Morton H. Sachs & Co. DBA The Sachs Company ("SC") and Morton H. Sachs ("MHS"), the controlling shareholder of SC. This schedule relates to the same securities. Each person is individually eligible to use this schedule and has executed the Agreement attached as to that effect. See Exhibit A.
          ---------------


   (b)  Address of Principal Business Office for Each of the Above:
          1346 South Third Street
          Louisville, KY  40208

   (c)  Citizenship:
          SC - A Kentucky Corporation
          MHS - USA


   (d)  Title of  Class of  Securities:
          Common Stock

   (e)  CUSIP Number:
          123649105

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
     (a) [ ] Broker or Dealer registered under Section 15 of the Act
     (b) [ ] Bank as defined in section 3(a)(6) of the Act
     (c) [ ] Insurance Company as defined in section 3(a)(6) of the act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act
     (e) [x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement INcome Security Act of 1974 or Endowment Fund
     (g) [x] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7) The Sachs Company is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and Morton H. Sachs is an individual controlling shareholder thereof reporting under Rule 13d-1(b)(ii)(G).
     (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)

4. Ownership:
   (a) Amount Beneficially Owned:
          376,500

   (b) Percent of Class:
          4.82%

    (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote                  376,500
         (ii)  shared power to vote or to direct the vote                  None
         (iii) sole power to dispose or to direct the disposition of     376,500
         (iv)  shared power to dispose or to direct the disposition of     None


5.  Ownership of Five Percent or Less of a Class:
         N/A

Cusip No. 123649105               13G                       Page 3 of 3 Pages

-----------------------------------------------


6.  Ownership of More than Five Percent on Behalf of Another Person:
         N/A

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
         See Items 2 and 3.

8.  Identification and Classification of Members of the Group:
          N/A

9.  Notice of Dissolution of  Group:
          N/A

10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     SEE NOTE NO. 1 BELOW
     --------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Date:      February 11, 1999                   Date:     February 11, 1999
            -----------------                             -----------------

   Morton H. Sachs & Co. DBA The Sachs Company

 Signature: By /s/ Morton H. Sachs, President  Signature: By /s/ Morton H. Sachs
            ---------------------------------             ----------------------
            Morton H. Sachs, President                    Morton H. Sachs



NOTE NO. 1:  Each of the reporting persons hereby disclaims beneficial ownership of the above shares, and the filing of this statement shall not be construed as an admission that any of the reporting persons is the beneficial owner of the shares covered by this statement.


                                                                       EXHIBIT A
                                                                       ---------


                                    AGREEMENT


          The undersigned hereby agree that the statement on Schedule G to which this is attached as Exhibit A is filed on behalf of each of the undersigned.


Date:     February 11, 1999          Morton H. Sachs & Co. DBA The Sachs Company
          -----------------

                                     by: /s/ Morton H. Sachs, President
                                     ----------------------------------
                                     Morton H. Sachs, President

Date:     February 11, 1999          /s/ Morton H. Sachs
          -----------------          -------------------
                                     Morton H. Sachs